Exhibit 99.1

Interim condensed consolidated financial statements of

Medicenna Therapeutics Corp.

(Expressed in Canadian Dollars)

For the three and nine months ended December 31, 2020

Medicenna Therapeutics Corp.

Interim Condensed Consolidated Statements of Financial Position

(Expressed in thousands of Canadian Dollars, except for share and per share amounts)

(Unaudited)

as at

	December 31, 2020	March 31, 2020
Assets	$	$
Current assets
Cash and cash equivalents (Note 2d)	23,239	22,698
Marketable securities (Note 2d)	10,010	15,003
Prepaids and deposits	2,426	94
Other receivables	534	58
	36,209	37,853
Intangible assets (Note 10)	73	76
Right-of-use assets (Note 5)	41	67
	36,323	37,996

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,175	1,780
Current portion of lease liability (Note 5)	38	35
	2,213	1,815
Lease liability (Note 5)	3	33
	2,216	1,848

Shareholders' Equity
Common shares (Note 6)	67,423	56,577
Contributed surplus (Notes 7 and 8)	8,991	10,390
Accumulated other comprehensive income	235	248
Deficit	(42,542)	(31,067)
	34,107	36,148
	36,323	37,996

Approved by the Board

/s/ Albert Beraldo	Director

/s/ Chandra Panchal	Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Medicenna Therapeutics Corp.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of Canadian Dollars, except for share and per share amounts)

(Unaudited)

	3 months ended December 31, 2020	3 months ended December 31, 2019	9 months ended December 31, 2020	9 months ended December 31, 2019
	$	$	$	$
Operating expenses
General and administration	2,093	742	4,516	1,846
Research and development	3,180	1,659	7,169	3,734

Total operating expenses	5,169	2,401	11,581	5,580

Finance income (Note 2d)	(46)	-	(287)	-
Foreign exchange (gain) loss	111	(12)	77	8
	65	(12)	(210)	8

Net loss for the period	(5,338)	(2,389)	(11,475)	(5,588)
Cumulative translation adjustment	(2)	14	13	76
Comprehensive loss for the period	(5,340)	(2,375)	(11,488)	(5,512)

Basic and diluted loss per share for the period	(0.11)	(0.07)	(0.24)	(0.19)

Weighted average number of common shares outstanding (Note 6)	49,246,682	33,186,723	48,812,674	30,206,534

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

Medicenna Therapeutics Corp.

Interim Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian Dollars)

(Unaudited)

	Nine months ended
	December 31, 2020	December 31, 2019
	$	$
Operating activities
Net loss for the period	(11,475)	(5,588)
Items not involving cash
Depreciation	29	4
Stock based compensation	747	833
Government grant expense recoveries (Note 9)	-	2,463
Unrealized foreign exchange	(29)	35
Accrued interest	(10)	-
Changes in non-cash working capital
Other receivables and deposits	(2,808)	27
Accounts payable and accrued liabilities	395	(523)
	(13,151)	(2,749)
Investing activities
Acquisition of marketable securities	(10,000)	-
Disposition of marketable securities	15,003	-
Long term license fee payable	-	(170)
	5,003	(170)
Financing activities
Repayment of lease liabilities	(27)	-
Issuance of share capital, net of issuance costs (Note 6)	4,852	6,263
Warrant and option exercises (Notes 7 and 8)	3,848	1,255
	8,673	7,518
Effect of foreign exchange on cash	16	4
Net increase (decrease) in cash	541	4,603
Cash, beginning of period	22,698	2,371
Cash, end of period	23,239	6,974

Other non-cash transactions
Broker warrants issued	$69	$105
Warrants issued	$-	$705
Share issuance costs accrued through
accounts payable and accrued liabilities	$372	$133

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

Medicenna Therapeutics Corp.

Interim Condensed Consolidated Statements of Changes in Shareholders' Equity (Expressed in thousands Canadian Dollars, except for share and per share amounts)

(Unaudited)

	Common shares issued and outstanding		Contributed surplus	Accumulated other comprehensive income	Deficit	Total shareholders' equity
	Number	Amount
		$	$	$	$	$
Balance, March 31, 2019	28,578,137	16,616	8,633	157	(22,790)	2,616
Stock based compensation	-	-	833	-	-	833
Warrant and option exercises	829,966	1,554	(299)	-	-	1,255
Issued on October 2019 financing	5,307,693	5,319	811	-	-	6,130
Cumulative translation adjustment	-	-	-	76	-	76
Net loss for the period	-	-	-	-	(5,588)	(5,588)
Balance, December 31, 2019	34,715,796	23,489	9,978	233	(28,378)	5,322

Balance, March 31, 2020	46,799,828	56,577	10,390	248	(31,067)	36,148
Stock based compensation	-	-	747	-	-	747
Warrant and option exercises	2,056,415	6,063	(2,215)	-	-	3,848
Issued on April overallotment (Note 5)	1,693,548	4,783	69	-	-	4,852
Cumulative translation adjustment	-	-	-	(13)	-	(13)
Net loss for the period	-	-	-	-	(11,475)	(11,475)
Balance, December 31, 2020	50,549,791	67,423	8,991	235	(42,542)	34,107

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three and Six months ended September 30, 2020 and 2019

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

1.	Nature of business

The Company's principal business activity is the development and commercialization of Empowered Cytokines™ and Superkines for the treatment of cancer. Medicenna has three wholly owned subsidiaries, Medicenna Therapeutics Inc. (“MTI”) (British Columbia), Medicenna Biopharma Inc. (“MBI”) (Delaware) and Medicenna Biopharma Inc. (“MBI”). (British Columbia). These interim consolidated financial statements include the results of operations of Medicenna from March 1, 2017. On August 2, 2017, Medicenna graduated to the main board of the Toronto Stock Exchange. On November 13, 2017, Medicenna continued under the Canadian Business Corporations Act. On August 24, 2020, Medicenna began trading on the Nasdaq Capital Market (“NASDAQ”) under the symbol “MDNA”.

As at December 31, 2020, the head and registered office is located at 2 Bloor St W, 7th Floor, Toronto, Ontario, Canada.

COVID-19 Update

In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic and the Company continues to evaluate the COVID-19 situation and monitor any impacts or any potential impacts to the business. Medicenna has implemented health and safety measures in accordance with health officials and guidance from local government authorities. Further, the pandemic has an impact on the Company’s third-party vendors which could result in the interruption of operations and result in development delays including the ongoing pre-clinical, manufacturing and future clinical activities related to MDNA11. The Company asked all our business partners to engage us by telephone or video conference where possible, minimizing business travel and requiring self-isolation for employees travelling outside of Canada. As the COVID-19 health crisis further develops, the Company will continue to rely on guidance and recommendations from local health authorities, Health Canada and the Centers for Disease Control and Prevention to update the Company’s policies.

2.	Basis of presentation and significant accounting policies

a)	Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (IAS 34) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the Interpretations of the International Financial Reporting and Interpretations Committee (“IFRIC”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2020. For comparative purposes, the Company has reclassified certain immaterial items on the comparative interim condensed consolidated statement of cash flows.

The interim condensed consolidated financial statements were approved by the Company’s Board of Directors and authorized for issue on February 11, 2021.

b)	Functional and presentation currency

The functional currency of an entity and its subsidiary is the currency of the primary economic environment in which the entity operates. The functional currency of the parent company is the Canadian dollar and the functional currency of MBI is the US dollar, the functional currency of MTI and MBI BC is the Canadian dollar and the presentation currency of the Company is the Canadian dollar.

5

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three and Six months ended September 30, 2020 and 2019

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

2.	Basis of presentation and significant accounting policies cont’d

c)	Significant accounting judgments, estimates and assumptions

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the unaudited condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates.

The unaudited interim condensed consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The accompanying unaudited interim condensed consolidated financial statements are prepared in accordance with IFRS and follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended March 31, 2020. They do not include all of the information and disclosures required by IFRS for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed consolidated interim financial statements. Operating results for the nine months ended December 31, 2020 are not necessarily indicative of the results that may be expected for the full year ended March 31, 2021. For further information, see the Company’s audited consolidated financial statements including notes thereto for the year ended March 31, 2020.

d)	Cash and cash equivalents and marketable securities

Cash and cash equivalents

Cash equivalents include guaranteed investment certificates (December 31, 2020 - nil, March 31, 2020 - $20.0 million) with a maturity of 90 days or less and are readily redeemable for cash. The Company has classified its cash and cash equivalents at fair value through profit or loss.

Marketable securities

Marketable securities consist of guaranteed investment certificates with a maturity of greater than 90 days and less than one year. The Company has classified its marketable securities at fair value through profit or loss.

3.	Capital disclosures

The Company’s objectives, when managing capital, are to safeguard cash and cash equivalents as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its businesses.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue shares or issue debt (secured, unsecured, convertible and/or other types of available debt instruments).

There were no changes to the Company’s capital management policy during the year. The Company is not subject to any externally imposed capital requirements.

6

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three and Six months ended September 30, 2020 and 2019

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

4.	Financial risk management

(a)	Fair value

The Company’s financial instruments recognized on the interim condensed consolidated statements of financial position consist of cash and cash equivalents, marketable securities, government and other receivables, and accounts payable and accrued liabilities. The fair value of these instruments, approximate their carrying values due to their short-term maturity.

Classification of financial instruments

Financial instruments measured at fair value on the interim condensed statements of financial position are summarized into the following fair value hierarchy levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability.

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company classifies its financial assets and liabilities depending on the purpose for which the financial instruments were acquired, their characteristics, and management intent as outlined below:

Cash and cash equivalents and marketable securities are measured using Level 1 inputs and changes in fair value are recognized through profit or loss, with changes in fair value being recorded in net income at each period-end.

Other receivables and government receivable are measured at amortized cost less impairments.

Accounts payable and accrued liabilities, deferred government grants and license fee payable are measured at amortized cost.

The Company has exposure to the following risks from its use of financial instruments: credit, interest rate, currency and liquidity risk. The Company reviews its risk management framework on a quarterly basis and makes adjustments as necessary.

(b)	Credit risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The financial instruments that are exposed to concentrations of credit risk consist of cash and cash equivalents and marketable securities.

The Company manages credit risk associated with its cash and cash equivalents and marketable securities by maintaining minimum standards of R1-med or A-high investments and the Company invests only in highly rated Canadian corporations that are capable of prompt liquidation.

(c)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company believes that its exposure to interest rate risk is not significant.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles all of its financial obligations out of cash and cash equivalents. The ability to do so relies on the Company maintaining sufficient cash in excess of anticipated needs. As at December 31, 2020, the Company’s liabilities consist of accounts payable and accrued liabilities that have contracted maturities of less than one year.

7

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three and Six months ended September 30, 2020 and 2019

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

4.	Financial risk management cont’d

(e)	Currency risk

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risk from employee costs as well as the purchase of goods and services primarily in the United States and cash and cash equivalent balances held in foreign currencies. Fluctuations in the US dollar exchange rate could have a significant impact on the Company’s results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase or decrease in loss and comprehensive loss for the three months ended December 31, 2020 of $495 thousand (December 31, 2019 - $119 thousand).

Balances in US dollars are as follows:

	December 31, 2020	March 31, 2020
	$	$
Cash and cash equivalents	5,032	135
Accounts payable and accrued liabilities	(1,148)	(900)
	3,884	(765)

5.	Right-of-use asset and lease liability

The Company recognized a right-of-use asset based on the amount equal to the lease liability, adjusted for any related prepaid and accrued lease payments previously recognized. The lease liability was recognized based on the present value of remaining lease payments, discounted using the incremental borrowing rate at the date of initial application. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or rate, and amounts expected to be paid under residual value guarantees. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period as incurred.

The carrying amounts of the Company’s right-of-use asset and lease liability and movements during the period ended December 31, 2020 were as follows:

	Right-of-Use Asset	Lease Liability
	$	$
Balance, March 31, 2020	67	67
Depreciation	(26)	-
Lease payments	-	(31)
Lease interest	-	5
Balance, December 31, 2020	41	41

Classification:
Current portion of lease liability	-	38
Long-term portion of lease liability	-	3
	-	41

8

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three and Six months ended September 30, 2020 and 2019

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

6.	Share capital

Authorized

Unlimited common shares

Equity Issuances

On March 17, 2020, the Company completed a public offering raising total gross proceeds of $35 million. The Company issued 11,290,323 common shares at $3.10 per share and issued a 15% overallotment option to the underwriters. The Company paid commission to the agents totaling $2.5 million, share issuance costs of $0.5 million and issued 790,323 warrants to the agents exercisable into one common share of the Company at an exercise price of $3.10 for a period of 24 months. The fair value of the warrants issued was determined to be $0.5 million.

On April 15, 2020, the Company announced the full exercise of the overallotment option, issuing an additional 1,693,548 common shares at $3.10 per share for additional proceeds of $5.3 million. The Company paid commission to the agents totaling $367,500, share issuance costs of $32 thousand and issued 118,723 warrants to the agents exercisable into one common share of the Company at an exercise price of $3.10 expiring on March 17, 2022. The fair value of the warrants issued was determined to be $69 thousand.

On December 30, 2020, the Company entered into a sales agreement with SVB Leerink acting as sales agent, pursuant to which the Company may, from time to time sell, through at-the-market (“ATM”) on the NASDAQ such number of common shares as would have an aggregate offering price of up to US$25.0 million (the ATM Offering). The Company plans to use the net proceeds of the ATM offering for general corporate purposes including, but not limited to working capital expenditures, research and development expenditures, and clinical trial expenditures. Costs associated with setting up the ATM are approximately $0.4 million. The Company will record the total costs associated with the offering as a reduction in share capital, net of gross proceeds. See note 12, “Subsequent Events” for proceeds received subsequent to the quarter end.

Calculation of loss per share

Loss per common share is calculated using the weighted average number of common shares outstanding. For the three and nine months ended December 31, 2020 and 2019, the calculation was as follows:

	Three months ended December 31,			Nine months ended December 31,
	2020	2019	2020	2019
Common shares issued and outstanding, beginning of year	48,924,037	28,802,792	46,799,828	28,578,137
Shares issued on overallotment	-	4,326,923	1,601,173	1,447,553
Effect of warrants and options exercised	322,645	57,008	411,673	180,844
Weighted average shares outstanding, end of period	49,246,682	33,186,723	48,812,674	30,206,534

The effect of any potential exercise of the Company’s stock options and warrants outstanding during the period has been excluded from the calculation of diluted loss per common share as it would be anti- dilutive.

9

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three and Six months ended September 30, 2020 and 2019

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

7.	Warrants

Warrant continuity:

	Number of Warrants	Weighted average exercise price
Warrants exercisable at December 31, 2019	7,319,097	$1.68
Broker warrants issued in the March 2020 financing	790,323	3.10
Warrants exercised during the period	(793,709)	1.41
Balance outstanding at March 31, 2020	7,315,711	$1.86
Warrants exercised during the period	(283,184)	1.92
Broker warrants issued in overallotment	118,548	3.10
Warrants outstanding at June 30, 2020	7,151,075	$1.88
Warrants exercised during the period	(73,915)	2.01
Warrants outstanding at September 30, 2020	7,077,160	$1.88
Warrants exercised during the period	(1,605,725)	1.94
Warrants outstanding at December 31, 2020	5,471,435	$1.86

The following warrants were exercised during the nine months ended December 31, 2020:

Number of Warrants	Exercise Price	Proceeds	Expiry Date
	$	$
57,500	1.20	69,000	December 21, 2020
115,000	1.20	138,000	December 21, 2023
133,509	1.30	173,561	October 17, 2021
139,022	1.75	243,289	October 17, 2022
1,379,083	2.00	2,758,166	January 1, 2021
138,710	3.10	430,001	March 17, 2022
1,962,824		3,812,017

At December 31, 2020, warrants were outstanding and exercisable, enabling holders to acquire common shares as follows:

Number of Warrants	Exercise Price	Expiry Date
	$
1,288,000	2.00	April 5, 2021
163,000	2.00	April 5, 2021
77,994	1.30	October 17, 2021
770,161	3.10	March 17, 2022
1,819,280	1.75	October 17, 2022
1,353,000	1.20	December 21, 2023
5,471,435

8.	Stock options

During the three months ended December 31, 2020, the Company granted 280,084 stock options exercisable at $5.11 per share. 142,464 of the options granted to the Company’s officers vest 1/3 after one year, 1/3 after two years and 1/3 after three years, and have a ten-year life; 62,620 stock options granted to the Company’s Board of Directors vest 50% immediately and 50% after one year and have a five-year life; and 75,000 stock options granted to a consultant vest monthly over 48 months and have a 10-year life.

10

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three and Six months ended September 30, 2020 and 2019

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

During the three months ended December 31, 2019 the Company granted 1,030,000 stock options exercisable at $1.30 per share. Of these options, 300,000 vest 50% upon issuance and 50% after one year and have a five year life. 730,000 options vest 50% after one year, 25% after 2 years and 25% after 3 years and have a ten year life. During the nine months ended December 31, 2019, the Company granted a total of 1,230,000 stock options including those described above as well as 200,000 exercisable at $1.38 per share. 50,000 of the options granted vest 50% after one year, 25% after two years and 25% after three years, 150,000 of the options vest 50% on September 1, 2019 and 50% on December 1, 2019 and have a ten-year life.

Stock option transactions for the periods ended December 31, 2020 and 2019 are set forth below:

	Number of options	Weighted average exercise price
Balance outstanding at December 31, 2019 and March 31, 2020	4,130,000	$1.56
Forfeited	(3,577)	1.00
Exercised	(21,423)	1.00
Balance outstanding at June 30, 2020	4,105,000	$1.56
Forfeited	(160,361)	1.72
Exercised	(52,139)	1.29
Balance outstanding at September 30, 2020	3,892,500	$1.56
Granted	280,084	5.11
Forfeited	(4,971)	1.00
Exercised	(20,029)	1.00
Balance outstanding at December 31, 2020	4,147,584	$1.80

The following table summarizes information about stock options outstanding at December 31, 2020:

	Options Outstanding			Options Exercisable
Exercise Prices	Options	Weighted average remaining contractual life	Weighted average exercise price	Options	Weighted average exercise price
$		Years	$		$
1.00-1.99	2,192,500	7.55	1.17	1,402,500	1.18
2.00-2.99	1,675,000	5,96	2.08	1,675,000	2.08
3.00-5.11	280,084	8.73	5.11	31,310	5.11
	4,147,584	6.98	1.80	3,108,810	1.71

9.	Government assistance

CPRIT assistance

In February 2015, the Company received notice that it had been awarded a grant by the Cancer Prevention Research Institute of Texas (“CPRIT”) whereby the Company is eligible to receive up to US$14.1 million on eligible expenditures over a three-year period related to the development of the Company’s phase 2b clinical program for MDNA55. In October 2017, the Company was granted a one-year extension to the grant allowing expenses to be claimed over a four-year period ending February 28, 2019. On February 4, 2019, the Company was approved for a further six-month extension ending August 31, 2019; on July 25, 2019, an additional six-month extension was granted to February 28, 2020 and on January 6, 2020, an additional six-month extension was granted to August 28, 2020.

11

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three and Six months ended September 30, 2020 and 2019

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

9.	Government assistance cont’d

Of the US$14.1 million grant approved by CPRIT, Medicenna has received US$12.7 million from CPRIT as at December 31, 2020. The Company is eligible to receive the remaining US$1.4 million upon the achievement of certain criteria as determined by CPRIT, from time to time. There can be no assurances that the balance of such grants will be received from CPRIT.

Ongoing program funding from CPRIT is subject to a number of conditions including the satisfactory achievement of milestones that must be met to release additional CPRIT funding, proof the Company has raised 50% matching funds and maintaining substantial functions of the Company related to the project grant in Texas as well as using Texas-based subcontractors and collaborators wherever possible. There can be no assurances that the Company will continue to meet the necessary CPRIT criteria, satisfactorily achieve milestones, or that CPRIT will continue to advance additional funds to the Company.

If the Company is found to have used any grant proceeds for purposes other than intended, is in violation of the terms of the grant, or relocates its MDNA55 related operations outside of the state of Texas, then the Company is required to repay any grant proceeds received.

Under the terms of the grant, the Company is also required to pay a royalty to CPRIT, comprised of 3-5% of revenues on net sales of MDNA55 until aggregate royalty payments equal 400% of the grant funds received at which time the ongoing royalty will be 0.5%.

During the period ended December 31, 2020, the Company did not receive any funds from CPRIT (2019 -$3.5 million).

10.	Commitments

Intellectual property

On August 21, 2015, the Company exercised its right to enter into two license agreements (the “Stanford License Agreements”) with the Board of Trustees of the Leland Stanford Junior University (“Stanford”). In connection with this licensing agreement, the Company issued 649,999 common shares with a value of $0.1 million to Stanford and affiliated inventors. The value of these shares has been recorded as an intangible asset that is being amortized over the life of the underlying patents. As at December 31, 2020, the Company’s intangible assets have a remaining capitalized net book value of $73 thousand (March 31, 2020 - $76 thousand).

The development milestones under the Stanford License Agreements were updated during the year ended March 31, 2020 to reflect the current stage of development of the Company’s programs. In connection with the amendment of the Stanford License Agreements, Medicenna paid a US$0.2 million fee to Stanford.

The Company has entered into various license agreements with respect to accessing patented technology. In order to maintain these agreements, the Company is obligated to pay certain costs based on timing or certain milestones within the agreements, the timing of which is uncertain. These costs include ongoing license fees, patent prosecution and maintenance costs, royalty and other milestone payments. As at December 31, 2020, the Company is obligated to pay the following:

•	Patent licensing costs due within 12 months totaling $42 thousand.
•	Patent licensing costs, including the above, due within the next five years totaling $1.3 million.
•	Given the current development plans and expected timelines of the Company it is assumed that project milestones of US$0.1 million and US$0.1 million will be due in the next five years.
•	Project milestone payments, assuming continued success in the development programs, of uncertain timing totaling US$2.7 million and an additional US$2.0 million in sales milestones.
•	A liquidity payment of $0.3 million is due to the National Institute of Health (“NIH”), which represents the remaining payments resulting from the Company’s liquidity event in March 2017.

12

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three and Six months ended September 30, 2020 and 2019

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

10.	Commitments cont’d

Contractual obligations	Less than 1 year	1-3 years	3-5 years	Total
	$	$	$	$
Patent licensing costs, minimum annual royalties per license agreements	42	888	324	1,255
Lease payments	45	-	-	45
Liquidity event payment	333	-	-	333

As at December 31, 2020, the Company had obligations to make future payments, representing significant research and development and manufacturing contracts and other commitments that are known and committed in the amount of approximately $1.9 million, of which $0.5 million has been paid or accrued as at December 31, 2020. Most of these agreements are cancellable by the Company with notice. These commitments include agreements for manufacturing and preclinical studies.

11.	Related party disclosures

(a)	Key management personnel

Key management personnel, which consists of the Company’s officers (President and Chief Executive Officer, Chief Financial Officer, and Chief Development Officer) and directors, earned the following compensation for the following periods:

	Three months ended December 31,		Nine months ended December 31,
	2020	2019	2020	2019
	$	$	$	$
Salaries, wages and bonus	518	223	1,006	669
Board fees	106	36	171	107
Stock option expense	313	292	635	593
Related party rent	-	3	-	10
	937	554	1,812	1,379

(b)	Amounts payable to related parties

As at December 31, 2020, the Company had trade and other payables in the normal course of business, owing to directors and officers of $0.1 million, (2019 - $0.2 million) related to board fees and accrued vacation.

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Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three and Six months ended September 30, 2020 and 2019

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

12.	Subsequent Events

On December 30, 2020, the Company entered into an ATM sales facility agreement with SVB Leerink acting as sales agent, pursuant to which the Company may, from time to time sell, through the ATM such number of common shares as would have an aggregate offering price of up to US$25.0 million. The Company plans to use the net proceeds of the ATM offering for general corporate purposes including, but not limited to working capital expenditures, research and development expenditures, and clinical trial expenditures. Costs associated with setting up the ATM are approximately $0.4 million. The Company will record the total costs associated with the offering as a reduction in share capital in the same period as share issuances, net of gross proceeds received. Subsequent to the quarter end, a total of 898,357 shares have been sold under the ATM for total gross proceeds of US $3.9 million.

Additionally, subsequent to the quarter end, a total of 1,429,500 warrants and options have been exercised for total gross proceeds of $2.8 million.

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